

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Mr. Alfred Fernandez
President
End Fuel Corp.
18775 SW 27th Court
Miramar, Florida 33029

> **Re: End Fuel Corp.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-170016**

Dear Mr. Fernandez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Description of Business, page 13

1. We note your response to comment 4 from our letter dated December 22, 2010. It is not clear why Ms. Shnider's career change delayed the purchase of the company's assets from her for two years. Revise to clarify.

Management's Discussion and Analysis, page 16

Limited Operating History, Need for Additional Capital, page 18

2. We note your response to comment 9 from our letter dated December 22, 2010 and your revised disclosure. While your current disclosure suggests that you will be able to fund

the administrative costs of your offering, it does not quantify the capital needed over the next 12 months to operate your business. To the extent practicable, quantify your respective uses of cash and the total cash needed. Your discussion should include at minimum (i) expected payments to your independent consultant, (ii) marketing expenditures to be made, (iii) costs anticipated pursuant to contracts with independent distributors and (iv) the expense of ongoing compliance with the securities laws. Compare the total expected cost to the funding Mr. Fernandez may provide and the proceeds to be raised from the offering. To the extent that you anticipate a short-fall, describe management's plan to raise additional capital.

Certain Relationships and Related Transactions, page 21

3. We note your response to comment 1 from our letter dated December 22, 2010. Explain how the purchase price of $262,500 for the assets of the company was negotiated at "arm's length." We note that Mr. Fernandez negotiated the purchase of the assets from Ms. Shnider for the benefit of Ms. Shnider's children.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Mr. James Schneider, Esq.
        Via facsimile: (561) 362-9612